[IAC/InterActiveCorp Letterhead]

June 14, 2013

Via EDGAR

Mara L. Ransom
Assistant Director
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             IAC/InterActiveCorp
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Response dated June 11, 2013
File No. 000-20570

Dear Ms. Ransom:

Set forth below is the supplemental response of IAC/InterActiveCorp (the “Company”) regarding the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that was set forth in your letter dated June 10, 2013 regarding the Company’s Annual Report on Form 10-K (the “Annual Report”) and the Company’s response on June 11, 2013.  Capitalized terms used but not defined herein have the meanings specified in the Annual Report.

As discussed on a telephonic conference call at 10:00 a.m. this morning with representatives of the Company and Mr. Thompson of the Staff regarding the application of Rule 4-08 of Regulation S-X, the Company confirms that under the indenture governing the Company’s 2012 Senior Notes 1) wholly owned subsidiaries of the Company are not restricted from the payment of dividends to the Company, 2) if non-wholly owned subsidiaries of the Company pay dividends, the Company must receive at least its pro-rata share of such dividends, and 3) subsidiaries of the Company are not restricted in transferring their net assets to the Company.  Revised proposed future disclosure, based on the Annual Report, which will be updated in future filings, as appropriate, is set forth on Exhibit A hereto.

In addition, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the Annual Report or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 314-7230 or Kathryn Gettles-Atwa, special counsel to the Company, at (212) 403-1142.

Sincerely yours,

/s/ JOANNE HAWKINS
Joanne Hawkins

cc:                                Jeffrey W. Kip (Chief Financial Officer, IAC/InterActive Corp)
Kathryn Gettles-Atwa (Wachtell, Lipton, Rosen & Katz)

Charles Lee (U.S. Securities and Exchange Commission)
Lilyanna Peyser (U.S. Securities and Exchange Commission)
Adam Phippen (U.S. Securities and Exchange Commission)
William Thompson (U.S. Securities and Exchange Commission)

Exhibit A

Certain domestic subsidiaries have unconditionally guaranteed the 2012 Senior Notes. The indenture governing the 2012 Senior Notes contains covenants that would limit our ability ~~and the ability of our subsidiaries~~ to~~, among other things, incur additional indebtedness,~~ pay dividends or make other distributions and~~,~~ repurchase or redeem our stock in the event a default has occurred or we are not in compliance with the financial ratio set forth in the indenture.  At December 31, 2012, the Company was in compliance with these covenants and there were no limitations pursuant thereto.  There are additional covenants that limit our ability and the ability of our subsidiaries to, among other things, (i) incur indebtedness, make investments, or sell assets in the event we are not in compliance with the financial ratio set forth in the indenture, and (ii) incur liens, enter into agreements restricting our subsidiaries’ ability to pay dividends, enter into transactions with affiliates and consolidate, ~~and~~ merge or sell all or substantially all of our assets.